                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                        Headway Corporate Resources, Inc.
                      -------------------------------------
                                (Name of Issuer)

                         Common Stock $0.0001 par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    422101105
                            ------------------------
                                 (CUSIP Number)

Mr. E. Garrett Bewkes, III                  With a copy to:
GarMark Partners, L.P.                      Scott M. Zimmerman, Esq.
c/o GarMark Associates, L.L.C.              Swidler Berlin Shereff Friedman, LLP
1325 Avenue of the Americas                 405 Lexington Avenue
26th Floor                                  New York, New York 10174
New York, New York 10019                    (212) 973-0111
(212) 713-8500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 7, 2001
                            ------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Page 1 of 12 sequentially numbered pages

             Exhibit Index appears at sequentially numbered Page 11.

                                SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 422101105                                           Page 2 of 12 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GarMark Partners, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

   NUMBER OF                  3,056,153
    SHARES               -------------------------------------------------------
 BENEFICIALLY            8    SHARED VOTING POWER
   OWNED BY
     EACH
   REPORTING             -------------------------------------------------------
    PERSON               9    SOLE DISPOSITIVE POWER
     WITH
                              3,056,153
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,056,153
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.87%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

**AS EXPLAINED IN ITEM 6, THIS NUMBER DOES NOT INCLUDE CERTAIN SHARES OF WHICH THE REPORTING PERSON MAY BE DEEMED THE BENEFICIAL OWNER UPON THE SATISFACTION OF CERTAIN CONDITIONS CONTAINED WITHIN THE LIMITED WAIVER AND AMENDMENT (AS HEREIN AFTER DEFINED).

                                SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 422101105                                           Page 3 of 12 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GarMark Associates L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

   NUMBER OF                  3,056,153
    SHARES               -------------------------------------------------------
 BENEFICIALLY            8    SHARED VOTING POWER
   OWNED BY
     EACH
   REPORTING             -------------------------------------------------------
    PERSON               9    SOLE DISPOSITIVE POWER
     WITH
                              3,056,153
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,056,153
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.87%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

**AS EXPLAINED IN ITEM 6, THIS NUMBER DOES NOT INCLUDE CERTAIN SHARES OF WHICH THE REPORTING PERSON MAY BE DEEMED THE BENEFICIAL OWNER UPON THE SATISFACTION OF CERTAIN CONDITIONS CONTAINED WITHIN THE LIMITED WAIVER AND AMENDMENT (AS HEREIN AFTER DEFINED).

                                SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 422101105                                           Page 4 of 12 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     E. Garrett Bewkes, III
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

   NUMBER OF                  0
    SHARES               -------------------------------------------------------
 BENEFICIALLY            8    SHARED VOTING POWER
   OWNED BY
     EACH                     3,056,153
   REPORTING             -------------------------------------------------------
    PERSON               9    SOLE DISPOSITIVE POWER
     WITH
                              0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              3,056,153
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,056,153
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.87%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

**AS EXPLAINED IN ITEM 6, THIS NUMBER DOES NOT INCLUDE CERTAIN SHARES OF WHICH THE REPORTING PERSON MAY BE DEEMED THE BENEFICIAL OWNER UPON THE SATISFACTION OF CERTAIN CONDITIONS CONTAINED WITHIN THE LIMITED WAIVER AND AMENDMENT (AS HEREIN AFTER DEFINED).

                                SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 422101105                                           Page 5 of 12 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mark G. Solow
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

   NUMBER OF                  0
    SHARES               -------------------------------------------------------
 BENEFICIALLY            8    SHARED VOTING POWER
   OWNED BY
     EACH                     3,056,153
   REPORTING             -------------------------------------------------------
    PERSON               9    SOLE DISPOSITIVE POWER
     WITH
                              0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              3,056,153
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,056,153
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.87%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

**AS EXPLAINED IN ITEM 6, THIS NUMBER DOES NOT INCLUDE CERTAIN SHARES OF WHICH THE REPORTING PERSON MAY BE DEEMED THE BENEFICIAL OWNER UPON THE SATISFACTION OF CERTAIN CONDITIONS CONTAINED WITHIN THE LIMITED WAIVER AND AMENDMENT (AS HEREIN AFTER DEFINED).

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

         ITEM 1. SECURITY AND ISSUER

         The class of equity securities to which this Amendment No. 1 to Statement on Schedule 13D (this "Statement") relates is the common stock, $0.0001 par value per share (the "Common Stock"), of Headway Corporate Resources, Inc., a Delaware corporation (the "Issuer"). As of September 7, 2001, the date of the transaction that gives rise to the event that requires the filing of this Statement, the principal executive offices of the Issuer were located at 317 Madison Avenue, New York, New York 10017, telephone (212) 672-6501.

         ITEM 2. IDENTITY AND BACKGROUND

         (a), (b), (c) and (f). This Statement is being filed jointly by (i) GarMark Partners, L.P., a Delaware limited partnership ("GarMark Partners"),
(ii) GarMark Associates L.L.C., a Delaware limited liability company ("GarMark Associates"), and the general partner of GarMark Partners, (iii) E. Garrett Bewkes, III, a United States citizen ("Bewkes"), and (iv) Mark G. Solow, a United States citizen ("Solow"). Bewkes and Solow are the controlling members of GarMark Associates. GarMark Partners, GarMark Associates, Bewkes and Solow are hereinafter sometimes referred to collectively as the "Reporting Persons". The business address of each Reporting Person is 1325 Avenue of the Americas, 26th Floor, New York, New York 10019.

         GarMark Partners is a private investment partnership. Bewkes' present principal occupation is Managing Member of GarMark Associates. Solow's present principal occupation is Managing Member of GarMark Associates.

         See Item 5 for information regarding ownership of Common Stock.

         (d) and (e). During the past five years, none of the Reporting Persons or other persons listed above has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The securities that are the subject of this Amendment No. 1 to Statement on Schedule 13D were issued to GarMark Partners in consideration for its waiver of certain events of default under the Series F Certificate of Designations (as hereinafter defined) and the Indenture relating to the Notes (as hereinafter defined).

                               Page 6 of 12 Pages

         ITEM 4. PURPOSE OF TRANSACTION.

         On March 19, 1998, GarMark Partners, the other purchasers (together with GarMark Partners, the "Purchasers") that are signatories to the Securities Purchase Agreement (as defined below) and the Issuer entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), pursuant to which the Purchasers purchased Series F Convertible Preferred Stock, $.0001 par value per share (the "Series F Preferred Stock") and Increasing Rate Senior Subordinated Notes (the "Notes") of the Issuer. A copy of the Securities Purchase Agreement is incorporated by reference hereto as Exhibit A. The terms of the Preferred Stock were set forth in the Certificate of Designations, Preferences and Rights of the Series F Preferred Stock (the "Series F Convertible Certificate of Designations"), a copy of which is incorporated by reference hereto as Exhibit B.

         The Series F Certificate of Designations provided that: (i) the shares of Preferred Stock were convertible into shares of Common Stock of the Issuer at a rate of $5.58 per share, which number of shares and the per share price were subject to adjustment pursuant to the terms of the Certificate of Designations;
(ii) the Purchasers had certain preemptive and redemption rights (as set forth in the Certificate of Designations) with respect to, among other things, certain sales of Common Stock of the Issuer; and (iii) the Purchasers had certain voting rights with respect to, among other things, (a) extraordinary corporate transactions such as a merger, reorganization or liquidation of the Issuer or any subsidiary of the Issuer, (b) the sale or transfer of substantially all of the assets of the Issuer, (c) certain changes in the Issuers capitalization or dividend policy, (d) material changes in the Issuer's or the Issuer's subsidiaries' business, (e) changes in the Issuer's certificate of incorporation or by-laws, (f) the sale of the Issuer's Common Stock in certain circumstances,
(g) the incurrence of debt by the Issuer in certain instances, (h) the sale of certain subsidiaries of the Issuer, or (i) amending the size of the Board of Directors of the Issuer in certain instances.

         On August 24, 2001, the Purchasers entered into a Limited Waiver and Amendment with the Issuer (the "Limited Waiver and Amendment") pursuant to which the Purchasers waived certain events of default under the Series F Certificate of Designations and the Indenture relating to the Notes. A copy of the Limited Waiver and Amendment is incorporated by reference hereto as Exhibit C.

         In accordance with the terms of the Limited Waiver, on September 7, 2001, each of the Purchasers, including GarMark Partners: (i) received Warrants to purchase an aggregate of 1,000,000 shares of Common Stock at $1.10 per share, exercisable at any time from September 7, 2001 through September 7, 2006 (of which GarMark received Warrants to purchase 666,667 Shares of Common Stock); and
(ii) entered into an Exchange Agreement with the Company (the "Exchange Agreement") pursuant to which all of the Purchasers' shares of Series F Preferred Stock were exchanged for an equal number of shares of newly-designated Series G Convertible Preferred Stock, $.0001 par value per share (the "Series G Preferred Stock"). The preferences and rights of the Series G Preferred Stock are the same as the Series F Preferred Stock for which it was exchanged, except that:

                               Page 7 of 12 Pages

         (a) if all interest on the Notes and dividends on the Series G Preferred Stock ("Payments") accrued on and prior to January 2, 2002 have not been paid in full in cash by such date, then the Dividend Rate (as defined in the Series G Certificate of Designations (as hereinafter defined)) shall increase to 9% at such time:

         (b) if all Payments accrued on and prior to April 1, 2002 have not been paid in full in cash by such date, then the Dividend Rate shall further increase to 10% at such time;

         (c) if all Payments accrued on and prior to January 2, 2002 have not been paid in full in cash by such date, then the Conversion Price (as defined in the Series G Certificate of Designations) shall be reduced to $2.75 per share at such time, provided that such decrease is subject to the approval of the holders of the Common Stock of such decrease (as well as the decrease described in (d) below) and an increase in the number of Shares of Common Stock authorized for issuance to an amount that the Purchasers and the Company agree is sufficient for the conversion of the Series G Preferred Stock (the "Common Stockholder Approval"); and

         (d) if all Payments accrued on and prior to April 1, 2002 have not been paid in full in cash by such date, then the Conversion Price shall be further reduced to $1.00 per share at such time, provided that such decrease is subject to the Common Stockholder approval.

A copy of the Warrant received by GarMark Partners pursuant to the Limited Waiver is incorporated by reference hereto as Exhibit D. A copy of the Exchange Agreement is incorporated by reference hereto as Exhibit E. A copy of the Certificate of Designations, Preferences and Rights of the Series G Preferred Stock (the "Series G Certificate of Designations"), which sets forth the terms of the Series G Preferred Stock, is incorporated by reference hereto as Exhibit F.

         Pursuant to the Securities Purchase Agreement, the Series F Certificate of Designations and the Series G Certificate of Designations, (i) on March 19, 1998, Bewkes was elected, as a designee of GarMark Partners, as a director of the Issuer's Board of Directors and as a member of each committee of such Board of Directors, and (ii) GarMark Partners is entitled to appoint one non-voting observer to the Board of Directors and of each committee thereof. Pursuant to the Series G Certificate of Designations, upon the failure of the Issuer to (i) pay the dividends on the Preferred Stock for four consecutive quarterly periods, or (ii) default upon any redemption obligation, the number of directors of the Issuer's Board of Directors will be increased to allow the Purchasers, voting as a class, to elect one third of the Issuer's Board of Directors. The Series G Certificate of Designations provides that dividends on the Series G Preferred Stock shall have commenced accrual as of April 1, 2001, and that the Issuer shall have been deemed not to have paid any such dividends as of June 30, 2001.

                               Page 8 of 12 Pages

         The terms of the Securities Purchase Agreement, the Series F Certificate of Designations, the Limited Waiver and Amendment, the Warrant, the Exchange Agreement and the Series G Certificate of Designations set forth above are qualified in their entirety by the copies incorporated by reference hereto as Exhibits A through F.

         The Reporting Persons may acquire or dispose of securities of the Issuer including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

         Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

         ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a) and (b) GarMark Partners is the beneficial owner of 3,056,153 shares of Common Stock (as such number may be adjusted pursuant to the Certificate of Designations and the Warrant), or 20.867% of the outstanding shares of Common Stock.

         As the general partner of GarMark Partners, GarMark Associates has the power to vote and to direct the voting of and the power to dispose of and direct the disposition of the 3,056,153 shares beneficially owned by GarMark Partners. Accordingly, GarMark Associates may be deemed to be the beneficial owner of 3,056,153 shares of Common Stock, or 20.867% of the outstanding shares of Common Stock.

         As the Managing Members of GarMark Associates, the general partner of GarMark Partners, each of Bewkes and Solow has the power to vote and to direct the voting of and the power to dispose of and direct the disposition of the 3,056,153 shares beneficially owned by GarMark Partners. Accordingly, each of Bewkes and Solow may be deemed to be the beneficial owner of 3,056,153 shares of Common Stock, or 20.867% of the outstanding shares of Common Stock.

         The percentage of beneficial ownership of the Reporting Persons is based on 11,589,727 outstanding shares of Common Stock of the Company on August 20, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2001.

         Other than as disclosed in this Schedule 13D, there were no transactions in the Common Stock effected by the Reporting Persons during the past sixty days.

         (d) Not applicable.

                               Page 9 of 12 Pages

         (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         The Securities Purchase Agreement and the Series G Certificate of Designations each provide, among other things, that (i) one person to be chosen by GarMark Partners be elected as a director of the Issuer's Board of Directors and as a member of each committee of such Board of Directors, and (ii) one person to be chosen by GarMark Partners be elected as a non-voting observer of the Board of Directors and of each committee thereof. The Series G Certificate of Designations provides that, among other things, upon the failure of the Issuer to (i) pay the dividends on the Series G Preferred Stock for four consecutive quarterly periods, or (ii) default upon any redemption obligation, the number of directors of the Issuer's board of Directors will be increased to allow the Purchasers, voting as a class, to elect one third of the Issuer's Board of Directors. The Series G Certificate of Designations provides that dividends on the Series G Preferred Stock shall have commenced accrual as of April 1, 2001, and that the Issuer shall have been deemed not to have paid any such dividend, as of June 30, 2001.

         The Registration Rights Agreement, dated as of March 19, 1998, a copy of which is incorporated by reference hereto as Exhibit G, provides for the grant by the Issuer of certain demand and piggy-back registration rights to the Purchasers.

         As discussed in Item 4, the Series G Certificate of Designations provides for reductions in the Conversion Price of the Series G Preferred Stock in the event that Payments are not made by certain dates, subject to the Common Stockholder Approval.

         Pursuant to the Limited Waiver and Amendment, on September 7, 2001, the Purchasers were issued certain additional warrants (the "Additional Warrants"), which are exercisable at any time from January 2, 2002 to January 2, 2007, provided that the Additional Warrants will be immediately canceled (a) on January 2, 2002, in the event that all Payments accrued on and prior to January 2, 2002 have been paid in full in cash as of such date or (b) immediately upon the Company obtaining the Common Stockholder Approval. Additional Warrants to purchase an aggregate of 1,150,000 Shares of Common Stock were issued at an exercise price of $.01 per share (the "First Additional Warrants"), of which GarMark Partners received Warrants to purchase 766,667 Shares, and Additional Warrants to purchase an aggregate of 850,000 shares of Common Stock were issued at any exercise price of $3.05 per share (the "Second Additional Warrants"), of which GarMark Partners received Warrants to purchase 566,667 Shares. Copies of the First Additional Warrant and Second Additional Warrant issued to GarMark Partners are incorporated by reference hereto as Exhibits G and H, respectively.

                  Also pursuant to the Limited Waiver and Amendment: (a) the Company and the Purchasers agreed that, as of April 1, 2002, if all Payments accrued on and prior to such date have not been paid in full in cash by such date and the Common Stockholder Approval has not been obtained, the Purchasers will receive alternative compensation to be negotiated by the Purchasers and the Company, provided that, unless otherwise agreed by the Purchasers and the Company, such compensation shall include a decrease of the exercise price of all of the Warrants

                               Page 10 of 12 Pages
issued pursuant to the Limited Waiver and Amendment to $.01; and (b) on September 7, 2001, Gary S. Goldstein, Barry S. Roseman, G. Chris Andersen, Ehud
D. Laska and Richard B. Salomon each delivered an irrevocable proxy to the Secretary of the Company (as the Purchasers' designee) directing that all shares of Common Stock held by them beneficially on or record, directly or indirectly, be voted in favor of the Common Stockholder Approval (each, a "Proxy"). The form of Proxy is incorporated by reference hereto as Exhibit I.


         ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

            Exhibit A.   Securities Purchase Agreement dated as of March 19,
                         1998 between the Issuer and the Purchasers
                         (incorporated by reference to Exhibit A to the Schedule
                         13D filed by the Reporting Persons with the Commission, dated April 24, 1998).

            Exhibit B.   Certificate of Designations, Preferences and Rights of
                         the Series F Convertible Preferred Stock of the Issuer, dated as of March 19, 1998 (incorporated by reference to Exhibit B to the Schedule 13D filed by the Reporting
                         Persons with the Commission, dated April 24, 1998).

            Exhibit C.   Limited Waiver and Amendment, dated as of August 24,
                         2001, by and among the Issuer and the Purchasers.

            Exhibit D.   Warrant, dated as of September 7, 2001, to purchase
                         666,667 Shares of Common Stock at $1.10 per Share issued by the Issuer to GarMark Partners.

            Exhibit E.   Exchange Agreement, dated as of September 7, 2001, by
                         and among the Issuers and the Purchasers.

            Exhibit F.   Certificate of Designations, Preferences and Rights of
                         the Series G Convertible Preferred Stock of the Issuer, dated as of September 7, 2001.

            Exhibit G.   Warrant, dated as of September 7, 2001, to purchase
                         766,667 Shares of Common Stock at $.01 per Share, exercisable on January 2, 2002 and cancelable upon the satisfaction of certain conditions, issued by the Issuer to GarMark Partners.

            Exhibit H    Warrant, dated as of September 7, 2001, to purchase
                         566,667 Shares of Common Stock at $3.05 per Share, exercisable on January 2, 2002 and cancelable upon the satisfaction of certain conditions, issued by the Issuer to GarMark Partners.

                               Page 11 of 12 Pages

            Exhibit I Form of Proxy granted by certain directors and officers of the Issuer, directing that shares held by them be voted in favor of the Common Stockholder Approval

            Exhibit J.   Registration Rights Agreement dated as of March 19,
                         1998 between the Issuer and the Purchasers
                         (incorporated by reference to Exhibit C to the Schedule
                         13D filed by the Reporting Persons with the Commission, dated April 24, 1998).

            Exhibit K.   Agreement of Joint Filing among signatories of this
                         Schedule 13D with respect to its filing (incorporated by reference to Exhibit D to the Schedule 13D filed by the Reporting Persons with the Commission, dated April
                         24, 1998).

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GARMARK PARTNERS, L.P.
                                           By: GarMark Associates L.L.C.
                                               its general partner

                                       By: /s/ E. Garrett Bewkes, III
                                           -------------------------------------
                                           Name: E. Garrett Bewkes, III
                                           Title:   Managing Member


                                       GARMARK ASSOCIATES L.L.C.

                                       By: /s/ E. Garrett Bewkes, III
                                           -------------------------------------
                                           Name: E. Garrett Bewkes, III
                                           Title:   Managing Member


                                       /s/ E. Garrett Bewkes, III
                                       -----------------------------------------
                                       E. GARRETT BEWKES, III


                                       /s/ Mark G. Solow
                                       -----------------------------------------
                                       MARK G. SOLOW

Dated: September 21, 2001

                               Page 12 of 12 Pages